Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Revolve Group, Inc.:

We consent to the use of our report incorporated by reference herein.

Our report refers to a change in the method of accounting for net sales and expected merchandise to be returned as of January 1, 2019 due to the adoption of Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606).

/s/ KPMG LLP

Irvine, California
February 25, 2021